THE COEUR D'ALENES COMPANY
 PO BOX 2610
SPOKANE WA  99220-2610
Phone (509) 924-6363
Fax     (509) 924-6924

__________, 2002

Dear Shareholder:

You are invited to the Annual Meeting of Shareholders of the Company to
be held Monday, at 1:30 p.m., _________, 2002 PDT in the Company Boardroom,
3900 E. Broadway, Spokane, WA.   Details of the business we will be
conducting at the Annual Meeting are contained in the accompanying
Notice of Annual Meeting and Proxy Statement. We hope that you will be able to attend. In any event, your vote is important. So, please sign, date, tear off proxy stub and return the proxy in the postage paid, return addressed envelope.

Partially reflecting the conditions of our Nation's steel industry and that of our Northwest Aluminum Smelter market, The Coeur d'Alenes Company profits for fiscal year ended September 30, 2001 were non-existent. We had a loss of 2 cents a share compared to a net income of 3 cents a share for 2000.

As I reported to you in the last annual meeting our steel service center
"was struggling"   We continued to struggle throughout 2001 unable to offset
the price deflation brought about by the effect foreign steel dumping has had upon the domestic steel mill industry: Since the beginning of 1998, 30 steel mills have entered some form of bankruptcy. Simply put, we are operating with 1980 prices and 2001 costs.

Although we were able to maintain our volume of steel and our gross margin percent we have been unable, because of the price deflation, to match the
margin dollars thus generating a negative profit.   Exacerbating our steel
pricing problems, all our smelter industry customers shut down due to both the energy problems that plagued the Northwest and soft aluminum prices. Since our niche for fabrication was serving the smelter industry, we necessarily had to shut down our fabricating business. At the same time, the smelter shut downs eliminated our steel distribution business' volume to the smelters as well as to the other customers that sold to them. Altogether, these problems caused us to lose about 25 percent of our business volume. Necessarily then, our employment reduced about 27 percent.

Facing the need to increase dollar margin volume we have added another product to our distribution mix. Aluminum, with the soon to be added stainless steel, copper and brass, are natural additions since many of our customers utilize more than just steel. Our plan is to be fully prepared to serve the market with all the new products by the end of 2002. We have chosen North Idaho to open our third metals convenience store. The other two are in Wenatchee and Spokane.

The Coeur d'Alenes Company begins its 119th year of operation during 2002. CDA started business in Murray, Idaho during 1884 as a supplier of metals and tools to mining prospectors of North Idaho's famed Coeur d'Alene Mining District.

Yours very truly,
THE COEUR D'ALENES COMPANY

Jim Coulson, President & CEO


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